FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of July 2000
                         Commission File Number 0-29350

                                  VASOGEN INC.
                 (Translation of Registrant's name into English)

           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                     Form 20-F     X       Form 40-F
                                 -----               ------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          Yes                    No    X
                                -----                -----


This Form 6-K consists of:

A press release issued by Vasogen Inc. on July 13, 2000, entitled: "Vasogen Financing Completed":


                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        VASOGEN INC.


                                        By ___________________________________
                                        (Name: Christopher  Waddick)
                                        (Title: Vice-President, Finance & CFO)

Date:  July 13, 2000

 Vasogen Inc.                                    INVESTOR CONTACT

 2155 Dunwin Drive                               Glenn Neumann
 Mississauga, ON, Canada L5L 4M1                 Investor Relations
 tel: (905) 569-2265  fax: (905) 569-9231        tel: (905) 569-9065
 www.vasogen.com                                 e-mail: investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                           VASOGEN FINANCING COMPLETED

Toronto, Ontario (July 13, 2000) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) today announced that it has completed its previously reported offering of 1.75 million common shares at a price of $10.00 per share underwritten by Research Capital Corporation. In addition, the underwriter has exercised its Over-Allotment Option to acquire an additional 262,500 common shares at $10.00 per share.

The Company's cash position, taking into account the net proceeds of the issue, is approximately $43 million.

         Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.